

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

Via E-mail
John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re: Citigroup Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 5, 2011**
> **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your June 29, 2011 response letter to our letter dated May 27, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6
U.S. Consumer Mortgage Lending, page 72

1. We note your response to prior comment seven regarding your second mortgages and home equity lines of credit. Please revise future filings to provide the information discussed in your response, including the following:

- Discuss the fact that you are able to track when the first lien position is in default when you own or service the first lien, and the steps you perform to manage account strategy when you are not the owner or servicer of the first lien.

- Discuss in a risk factor and/or the Management's Discussion and Analysis section the information currently redacted under the first bullet point of your response.

- You state in your response that you do not manage the risk of mortgage loans in a junior lien differently based on the information gained from owning or servicing the first mortgage loan. However, to the extent there is any difference in information that you have access to if you do not own or service the first lien, please address how that is taken into consideration in developing the appropriate allowance for loan loss for your second mortgages. Additionally, to the extent there is a difference in information available, we believe you should disclose the percentage of second mortgage loans for which you do not own or service the first lien.

- Disclose the fact that the default and delinquency statistics for second liens where you own or service the first lien have historically been better than those where you do not own or service the first lien. To the extent possible, please discuss why you believe that trend occurs.

- Discuss when the vast majority of your home equity lines of credit convert to amortizing.

- Discuss the changes you made related to new originations of home equity lines of credit in June 2010, as well as the typical terms of your existing home equity lines and loans.

- Tell us whether you are contacted by the first lien holder to discuss modifications to their first lien under HAMP or another modification program, and how, if at all, this information is incorporated into your allowance methodology.

- Tell us whether the first lien holder contacts you prior to foreclosure. As part of your response, please tell us whether your 2nd lien is typically shown as current and performing when the first lien holder files a foreclosure notice.

- Tell us and disclose in future filings the loss severity typically experienced on your junior lien loan.

Financial Statements
Note 6. Commissions and Fees, page 163

2. We note your response and proposed disclosure to prior comment 12. However, we note that you do not propose disclosing information describing your trading-related fees income and other consumer fees and commissions income. Please revise future filings to include this information, as provided in your response, related to these two fee and commission income categories.

Note 16. Loans, page 195

3. We note your response to prior comment 19 regarding your policy related to interest income recognition on impaired consumer loans. We note that your response and proposed disclosure indicates that your interest recognition policy on classifiably-managed consumer loans is identical to your disclosed policy for corporate loans on page 142. However, it is unclear from your response how this is the case as your disclosed policy for corporate loans indicates that when there is doubt regarding the ultimately collectability of principal on a corporate loan, all cash receipts are applied to reduce the recorded investment in the loan, and your policy for consumer loans appears to be that all cash receipts on delinquency-managed consumer loans are generally recorded as revenue. Thus, please advise, or revise your proposed disclosure to clarify this apparent inconsistency.

Note 25. Fair Value Measurements
Changes in Level 3 Fair Value Category, page 247

4. We note your response to prior comment 30 regarding the net transfer from Level 3 to Level 2 due to the shortening of the effective maturity date on structured repos. In addition to your proposed future filings disclosure related to the misclassification in your footnote disclosure, please also include in your future filings disclosure the discussion about how the tightening or widening of the five-year agency curve affects the estimated maturity date of your structured reverse repos, and how and why structured reverse repos with expected maturities beyond five years are generally classified as Level 3.

Items Measured at Fair Value on a Nonrecurring Basis, page 250

5. We note your response to prior comment 31 regarding items measured at fair value on a nonrecurring basis. We are unable to concur with your conclusion that impaired collateral-dependent loans written down to the collateral value, or loans measured at the loan's observable market price as a practical expedient, are not required to be disclosed pursuant to the disclosure provisions in ASC 820-10-50-5 for nonrecurring fair value measurements. Thus, please revise future filings to include these disclosures.

Note 26. Fair Value Elections
Certain Consolidated VIEs, page 254

6. We note your response to prior comment 32 regarding the valuation of the mortgage loans included in your VIEs. Please respond to the following:

   - Provide an example calculation of how your valuation is performed. For example, illustrate how the price for one of your beneficial interests is converted to the mortgage loan price.

   - Tell us how you concluded that there would not be other differences in value between mortgage loans, versus a securitized beneficial interest. In this regard, please clarify how you concluded that there would not be a further liquidity adjustment on the mortgage loans.

Item 15. Exhibits and Financial Statement Schedules
Exhibit 2.02

7. We note your response to prior comment 38. Please tell us how you concluded that the joint venture agreement is the type of agreement contemplated by Item 601(b)(2) of Regulation S-K, as opposed to Item 601(b)(10).

Definitive Proxy Statement on Schedule 14A
Risk rating, page 51

8. We note your response to prior comment 37. To the extent you decide to use a risk rating system in connection with awarding named executive officer incentive compensation with respect to 2011, please confirm that you will discuss in the 2012 proxy whether the named executive officers received a positive rating or, to the extent they did not, discuss how the negative rating affected amounts awarded. Please also confirm in your future filing, if true, that the rating was not determinative of the named executive officers' 2011 award size.

Form 10-Q for Quarterly Period ended March 31, 2011
First Quarter 2011 Executive Summary, page 5

9. We note your response to prior comment 39. We do acknowledge and are aware of the other disclosures you provided in other parts of your Form 10-Q related to the $3.0 billion release of the allowance for loan losses. However, we continue to believe that to the extent that allowance for loan loss releases represent a significant portion of your earnings, this fact should be more prominently disclosed in the Executive Summary section, along with the fact that this income stream is not likely to be sustainable. Please confirm that to the extent this occurs in the future, you will include more prominent disclosure in your Executive Summary section. In this regard, we note that during the second quarter of 2011, you released $2.0 billion of allowance for loan losses, which represented 46% of

your income from continuing operations before taxes and thus this should be more prominently highlighted in your June 30, 2011 Form 10-Q.

FICO and LTV Trend Information – U.S. Consumer Mortgage Lending, page 49

10. We note your response to prior comment 40, including reference to your existing Form 10-Q disclosure related to delinquency rates. However, your existing Form 10-Q disclosure does not appear to compare and contrast the reasons for the different trends in delinquency rates to the extent that the information provided in the first and last paragraphs of your response does. We believe the information and explanation provided in your response would be helpful to disclose in future filings to better explain to readers the different trends and factors causing the delinquency rate trends to differ between your residential first mortgages and home equity loans. Thus, please include this clarifying information in future filings.

Value at Risk for Trading Portfolios, page 67

11. We note that you calculate VAR over a one-day holding period and based on a 99% confidence level, and thus you should expect an average of two to three instances a year in which your actual losses would exceed your prior day VAR measure. Based on your disclosures in your 2010 Form 10-K and your March 31, 2011 Form 10-Q, it is unclear whether you experienced exceptions at the level anticipated based on your confidence level. Please tell us and expand your disclosures in future filings to address the following:

- Revise your disclosure in future filings to more clearly describe the method used (e.g. historical simulation, Monte Carlo, etc.), the period of historical data used for the analysis, and the level or number of market factors used when calculating VAR.

- Clarify how many times your trading losses breached VAR during 2009, 2010 and the first two quarters of 2011. To the extent that the number of times is less than the two to three times expected during a year, please tell us how you determined your VAR model is statistically appropriate in light of so few exceptions over such a long time horizon.

Note 6. Principal Transactions, page 93

12. We note your response to prior comment 42 regarding your revenues earned from proprietary trading activities. Please disclose in future filings your conclusions regarding the materiality of "bright line" proprietary trading to your revenues, along with your conclusions regarding the materiality and potential effects to your CCA business.

Note 23. Contingencies, page 171

13. We note your response to prior comment 47 and reissue that comment. You note that the affirmative and corrective actions that the Citigroup entities agreed to undertake are set forth in the Consent Orders and that you provided electronic links to the Consent Orders. However, the affirmative and corrective actions described in the Consent Orders did not become part of your SEC filings simply because you included an electronic link to the Consent Orders. Please provide us with draft disclosure to be included in future filings that specifically describes the affirmative and corrective actions that the Citigroup entities agreed to undertake.

Second Quarter 2011 Earnings Review Presentation

14. We note your disclosures on page 20 of the fixed income investor review presentation, published on your website on July 15, 2011, that your home equity loan delinquency trends and net credit losses have consistently declined every period since second quarter 2009, including an 11% decrease in both 90+ days past due and net credit losses in the second quarter 2011 compared to the first quarter 2011. We also note that during your second quarter 2011 conference call, it was noted that a modest increase was recorded in your allowance primarily related to home equity loans. In future filings, please discuss the drivers of the increase in the allowance related to your home equity loans, including whether you made any changes to your allowance methodology or policy related to these loans.

15. We note your discussion on page 26 of the fixed income investor review presentation, published on your website on July 15, 2011, that as of June 30, 2011, you had $13 billion of net funded exposure to the sovereign entities of Greece, Ireland, Italy, Portugal and Spain (GIIPS), as well as financial institutions and corporations domiciled in those countries. Please respond to the following and expand your disclosures in future filings to address the following:

- Present the gross exposure you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses etc.;

- Discuss the different hedges and collateral maintained to arrive at your net exposure at June 30, 2011;

- Separately discuss, by country, and on a gross basis, the $9 billion of unfunded exposure to these countries along with any hedging instruments you may be using to help mitigate your exposure;

- Clarify whether you have any Greek sovereign bonds or loans, and whether you have taken credit impairment on these instruments as of June

30, 2011 and if not, please tell us how you concluded that these
instruments were not credit impaired; and

- Please clarify if you have any credit derivatives purchased or sold related
  to these countries and if so, how that is included in your gross and net
  amounts of exposure.

You may contact Brittany Ebbertt at (202) 551-3572 or Stephanie Hunsaker at
(202) 551-3512 if you have questions regarding comments on the financial statements
and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or
Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant